Exhibit 99.2

JACADA LTD.

8 Ha’sadna’ot Street
Herzliya Pituach 46728, Israel

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON FEBRUARY 27, 2019
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Mr. Gideon Hollander and Mr. Yossie Hollander, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Jacada Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Monday, January 28, 2019, at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 8 Ha’sadna’ot Street, Herzliya Pituach 46728, Israel, on Wednesday, February 27, 2019 at 11:00 a.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges the publication of the Notice of Annual General Meeting of Shareholders of the Company, as well as receipt by the undersigned of the Proxy Statement with respect to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any proposal (other than Proposal 1(a)), this proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is made with respect to Proposal 1(a), the undersigned will be deemed to have not participated in the voting on such proposal.

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 1(a) unless the undersigned indicates that (i) he, she or it is NOT a controlling shareholder and DOES NOT have a conflict of interest in the approval of Proposal 1(a) by checking the box “FOR” Item 1(a)A on the reverse side, or (ii) he, she or it is a controlling shareholder or has a conflict of interest in the approval of Proposal 1(a) by checking the box “AGAINST” Item 1(a)A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

JACADA LTD.

February 27, 2019

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in envelope. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
Important Instructions for Item 1(a)A relating to Proposal 1(a):

Under the Companies Law, you cannot be counted towards or against the majority required for the approval of Proposal 1(a) unless you complete Item 1(a)A.

ACCORDINGLY, PLEASE BE CERTAIN TO CHECK THE BOX MARKED "FOR" WITH RESPECT TO ITEM 1(a)A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 1(a).  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on Proposal 1(a), you should check the box “AGAINST” on Item 1(a)A.

1(a). To elect Mr. Ran Oz for a three-year term as an external director under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and a Class I director under the Company’s articles of association (the “Articles”), until the Company’s third annual general meeting of shareholders following the Meeting and until his successor is duly elected and qualified.

	☐	☐	☐
1(a)A . By checking the box marked "FOR", the undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law, as described in the Proxy Statement) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement) (other than a personal interest not deriving from a relationship with a controlling shareholder) in the approval of Proposal 1(a). If the undersigned or a related party of the undersigned is a controlling shareholder or has such a conflict of interest, check the box “AGAINST”.  [MUST BE COMPLETED]

	☐	☐
1(b). To approve the terms of compensation of Mr. Ran Oz, subject to his election pursuant to Proposal 1(a).	☐	☐	☐
2.     To re-elect Mr. Barak Gablinger for a three-year term as a Class I director of the Company, until the Company’s third annual general meeting of shareholders following the Meeting and until his successor is duly elected and qualified.

	☐	☐	☐
3.      To re-elect each of the following nominees to serve as an unclassified director under the Company’s Articles for a one-year term, until the next annual general meeting of shareholders and until the due qualification of his successor:

(a) Assaf Harel	☐	☐	☐
(b) Ofer Timor	☐	☐	☐
4.      To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ended December 31, 2018 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s board of directors to fix such independent auditors’ annual remuneration.
	☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.